Exhibit 99.74

Volaris reports April 2021 traffic results:

107% of 2019 capacity with 82% load factor

Mexico City, Mexico. May 5, 2021 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports April 2021 preliminary traffic results.

In the domestic Mexican market, demand continued to recover, and we capitalized on opportunities to add capacity, ending the month with 17.8% more ASMs (Available Seat Miles) than in April 2019. International capacity decreased 16.7% versus April 2019, as a result of COVID-19 related international travel restrictions. Total capacity for the month of April measured by ASMs was 107.3% of the same month in 2019. Demand measured by RPMs (Revenue Passenger Miles) was 104.6% as compared to the same month in 2019. Volaris transported 1.9 million passengers in April 2021, 3.3% higher than April 2019, and the booked load factor was 82.4%.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for April 2021, said: “Our recovery was sustained in April and we believe there is room for improvement in the transborder US market during the following months. We are gradually seeing a better booking trend as customers make plans for spring and summer travel, especially in our core VFR and leisure segments.”

For the second quarter of 2021, the Company expects to operate approximately 110% of the 2019 second quarter capacity.

The following table summarizes Volaris traffic results for the month of April 2021.

	April 2021	April 2020 Variation		April 2019 Variation		YTD April 2021	YTD April 2020 Variation		YTD April 2019 Variation
RPMs (in millions, scheduled & charter)
Domestic	1,423	425.5%		13.1%		4,679	19.0%		0.7%
International	409	748.7%		-17.1%		1,355	-12.8%		-26.8%
Total	1,832	474.4%		4.6%		6,034	10.0%		-7.1%
ASMs (in millions, scheduled & charter)
Domestic	1,701	480.2%		17.8%		5,739	26.2%		6.0%
International	523	627.6%		-16.7%		1,865	-2.6%		-21.0%
Total	2,224	509.2%		7.3%		7,604	17.7%		-2.2%
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	83.7%	(8.7	) pp	(3.5	) pp	81.5%	(4.9	) pp	(4.2	) pp
International	78.3%	11.2	pp	(0.4	) pp	72.7%	(8.5	) pp	(5.9	) pp
Total	82.4%	(5.0	) pp	(2.2	) pp	79.4%	(5.5	) pp	(4.2	) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,606	478.8%		6.7%		5,203	15.4%		-5.5%
International	306	952.0%		-11.7%		981	-8.9%		-24.9%
Total	1,912	523.8%		3.3%		6,183	10.7%		-9.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 410 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100